SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA • ASIA PACIFIC • EUROPE	LINDSEY.SMITH@SIDLEY.COM +1 312 853 2210

October 12, 2018

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mary Beth Breslin

Christine Westbrook

Kevin Vaughn

Rolf Sundwall

Re:                             Sirius International Insurance Group, Ltd.

Amendment No. 2 to Registration Statement on Form S-4

Filed October 11, 2018

File No. 333-226620

Ladies and Gentlemen:

On behalf of Sirius International Insurance Group, Ltd., a Bermuda exempted company (“Sirius Group”), we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 11, 2018 (the “Letter”).  The Staff’s comment is set forth below, followed by the response of Sirius Group.  For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in the Letter. We have also enclosed with the copy of this letter that is being transmitted via hand delivery four copies of Amendment No. 3 to the above-referenced Registration Statement in paper format, which was filed by Sirius Group with the Commission on October 11, 2018.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Amendment No. 2 to Registration Statement on Form S-4 filed on October 11, 2018

Exhibits

1.                                      Please have your counsel revise its Exhibit 5.1 opinion to remove the assumption in (d) as it undermines the legal conclusion stated in the opinion. Alternatively, provide us with your analysis as to why you believe such assumption is appropriate. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for guidance. Additionally, please have counsel revise the opinion to opine that the warrants are a binding obligation of the Company in accordance with Section II.B.l.f of Staff Legal Bulletin No. 19.

Response:  Sirius Group has re-filed the Exhibit 5.1 opinion with Amendment No. 3, revised to reflect the Staff’s comments.

If you have any questions regarding the foregoing or Amendment No. 3, please do not hesitate to contact me at (312) 853-2210.

Sincerely,

/s/ Lindsey A. Smith

Lindsey A. Smith

cc:                                Allan L. Waters

Sirius International Insurance Group, Ltd.